FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠ ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel           +27 11 562 9775
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email        Willie.Jacobsz@
               goldfields.co.za
Media Enquiries

Sven Lunsche
Tel          +27 11 562 9763
Mobile      +27 83 260 9279
email       Sven.Lunsche@
              goldfields.co.za
Media Enquiries - Ghana

Sharda Naidoo
Mobile      +27 83 560 1769
email        Sharda.Naidoo@
               goldfields.co.za
MEDIA RELEASE
TARKWA GOLD MINE HEAP LEACH FACILITIES
RESUME OPERATIONS
Johannesburg, 10 August 2012: Further to our statement on 26 July
2012, Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI)
is pleased to announce that the Environmental Protection Agency (EPA) of
Ghana on 9 August 2012 lifted the temporary suspension on Tarkwa Gold
Mine’s (Tarkwa) heap leach facilities.

Tarkwa reopened both the North and South Heap Leach facilities on the evening of 9 August 2012 after they were closed on 16 July 2012 to comply with an EPA directive that water discharges should be passed through a water treatment plant to reduce conductivity levels (a measure of the amount of dissolved salts in discharged water).

Although Gold Fields believes that Tarkwa was complying with the prescribed conductivity levels in its water discharges, it has nonetheless commissioned the construction of two water treatment plants at the heap leach facilities. This is in pursuit of environmental best practice and in compliance with the directive. The plants are expected to be operational before the end of 2012.

In the meantime, as agreed with the Ghana Ministry of Environment,
Science & Technology and the EPA, Tarkwa will continue to dilute and discharge excess water in a controlled manner while the plants are being built. Tarkwa will also submit monthly progress reports on the construction of the plants to the EPA.

The estimated impact on gold production as a result of the temporary closure is around 15,000 ounces, which is less than 10% of the mine’s quarterly production. Tarkwa’s Carbon-in-Leach plant, which produces about 75% of the gold at the mine, was not affected.

-ends-
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 August 2012
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs